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                       February 3, 2022

       Thomas Elliott
       Chief Financial Officer, Executive Vice President and Treasurer Resource REIT, Inc.
       1845 Walnut Street, 17th Floor
       Philadelphia, PA 19103

                                                        Re: Resource REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 000-55430

       Dear Mr. Elliott:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction